Exhibit 99.3

James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

24 June 2024
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
JHX Investor Day 2024 Presentation – Day Two
Announces Aspirational Goal Of ~25 Million Homes With James Hardie Siding By 2035
Shares Long-Term Financial Value Creation Framework
Announces Increased Share Buyback Program
James Hardie today released its Investor Day 2024 Presentation – Day Two Materials. This event is being held in New York, NY on Monday, 24 June 2024. Copies of this document are available on James Hardie’s Investor Relations website at ir.jameshardie.com.au.

Speaking to the company’s long-term aspirations, James Hardie CEO Aaron Erter said, “Over the last two decades, James Hardie products have improved the aesthetics and durability of 11+ million homes in North America. The underlying fundamentals of our end markets have never been more supportive of long-term growth. Enabled by our strategy of being Homeowner Focused, Customer and Contractor Driven™, we can aspire to more than double our presence in the market in the coming decade to ~25 million homes with James Hardie.”
Mr. Erter went on to discuss certain financial implications of this goal:
“Our ability to expand the reach of our products through capitalizing on underlying market growth and the material conversion opportunity, coupled with gaining share through our superior value proposition across the value chain allows us to aspire to double-digit revenue growth over the long-term”.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

•To support capturing the opportunity inherent in these long-term aspirations:
oThe company expects to increase nameplate capacity to ~8bnsf from ~5.3bnsf, including Prattville sheet machines 3 and 4, subject to ongoing market conditions.
oThe James Hardie Board has approved to proceed with a Brownfield expansion at the Cleburne facility in Texas. This project will add 600 million standard feet of capacity through the addition of two sheet machines. On completion, the expanded Cleburne site will operate with five sheet machines with nameplate capacity of ~1.2 billion standard feet.
James Hardie CFO Rachel Wilson said, “The aspirations laid out today illustrate that we are a growth company, but we are also grounded as an organization around delivering profitable growth, sustaining our strong returns on capital and generating attractive returns to shareholders.”
•Specifically, management announced the following financial aspirations:
oTo expand North America EBITDA margins by 500bps+ versus the FY24 baseline.
oTo triple the company’s North American adjusted EBITDA versus the FY24 baseline.
Today, James Hardie also announced that its Board has approved a US$50 million increase to its existing share buyback program. The company can now purchase up to US$300 million of common stock as part of this program. As of 24 June 2024, US$225 million has been utilized, leaving a remaining authorization of US$75 million.

Yours faithfully

Joe Ahlersmeyer, CFA
Vice President, Investor Relations
This announcement has been authorized for release by the CEO Mr. Aaron Erter